UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 21, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Grand Reserve at Pavilions Controlled Subsidiary - Charlotte, NC

On April 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, EMIF-Fundrise JV LP (the “Grand Reserve at Pavilions Controlled Subsidiary”), for an initial purchase price of $8,506,500, which is the initial stated value of our equity interest in the Grand Reserve at Pavilions Controlled Subsidiary (the “Grand Reserve at Pavilions Investment”). The Grand Reserve at Pavilions Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 408 units located at 1801 Willow Haven Lane, Charlotte, NC 28262 (the “Ascend at 1801 Property”). In January 2020, the property rebranded with a name change from “Grand Reserve at Pavilions” to “Ascend at 1801.” Details of this acquisition can be found here.

On June 21, 2022, the Grand Reserve at Pavilions Controlled Subsidiary sold the Ascend at 1801 Property for a sales price of approximately $103,000,000. Proceeds from the sale totaled approximately $64,934,000, net of repayment of $35,137,000 of outstanding senior loans, and closing costs of approximately $3,149,000. Our distribution received from the sale totaled approximately $24,348,000. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Grand Reserve at Pavilions Controlled Subsidiary over the holding period, we have realized an internal rate of return of approximately 28.3% on the Grand Reserve at Pavilions Investment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 27, 2022